

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Amir Reichman
Chief Executive Officer
BiondVax Pharmaceuticals Ltd.
Jerusalem BioPark, 2nd Floor
Kiryat Hadassah, Building 1, JBP
Jerusalem, Israel 9112001

> **Re: BiondVax Pharmaceuticals Ltd.**
> **Registration Statement on Form F-3**
> **Filed on August 18, 2022**
> **File No. 333-274078**

Dear Amir Reichman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Perry Wildes, Esq.